UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 7 TO

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

KEMET CORPORATION
(NAME OF SUBJECT COMPANY (ISSUER))

KEMET CORPORATION
(NAME OF FILING PERSON (ISSUER))

2.25% Convertible Senior Notes due 2026
(Title of Class of Securities)

488360 AA6
488360 AB4
(CUSIP Number of Class of Securities)

William M. Lowe, Jr.
Executive Vice President and Chief Financial Officer
KEMET Corporation
2835 KEMET Way
Simpsonville, South Carolina 29681
(864) 963-6300
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With a copy  to:

H. Kurt von Moltke, P.C.
Kirkland & Ellis LLP
300 North LaSalle Street
Chicago, Illinois 60654
(312) 862-2200

CALCULATION OF FILING FEE:

Transaction Value(*)	Amount of Filing Fee
$70,415,625	$3,931

(*)   Calculated solely for purpose of determining the amount of the filing fee and based upon a purchase of $175,000,000 principal amount of 2.25% Convertible Senior Notes due 2026 plus accrued and unpaid interest at the tender offer price of $400 per $1,000 principal amount. The amount of the filing fee, $55.80 for each $1,000,000 of value, was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended.

☒       Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$3,931	Filing party:	KEMET Corporation
Form or Registration No.:	SC TO-I	Date filed:	May 5, 2009

☐                        Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐	third party tender offer subject to Rule 14d-1	☐	going-private transaction subject to Rule 13e-3
☒	issuer tender offer subject to Rule 13e-4	☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Amendment No. 7 (the “ Final Amendment”) to the Tender Offer Statement on Schedule TO (the “Schedule TO”) is filed by KEMET Corporation (the “Company”), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, in connection with its offer (as amended or supplemented, the “Tender Offer”) to purchase for cash any and all outstanding 2.25% Convertible Senior Notes due 2026 (the “Notes”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 5, 2009, as amended by Amendment No. 1 to the Schedule TO filed by the Company with the Securities and Exchange Commission (the “SEC”) on May 19, 2009, by Amendment No. 2 to the Schedule TO filed by the Company with the SEC on June 3, 2009, by Amendment No. 3 to the Schedule TO filed by the Company with the SEC on June 8, 2009, by Amendment No. 4 to the Schedule TO filed by the Company with the SEC on June 15, 2009, by Amendment No. 5 to the Schedule TO filed by the Company with the SEC on June 22, 2009, by Amendment No. 6 to the Schedule TO filed by the Company with the SEC on June 29, 2009 and by this Final Amendment (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), which are Exhibits (a)(1)(i) and (a)(1)(ii) to this Schedule TO, respectively.  Capitalized terms used but not defined in this Final Amendment shall have the meanings assigned to them in the Offer to Purchase.  Except as specifically set forth herein, this Final Amendment does not modify any of the information previously provided in the Offer to Purchase and the Schedule TO.

The Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended. The information in the Offer to Purchase and the Letter of Transmittal is incorporated by reference in the Schedule TO to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.  All references herein to page numbers and sections in the Offer to Purchase refer to page numbers and sections in that document as it was filed with the SEC as exhibit (a)(1)(i) to the Schedule TO on May 5, 2009.

Item 11.          Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following language thereto:

“Results of the Tender Offer

The Tender Offer expired at 11:59 p.m., New York City time, on June 26, 2009 (the “Expiration Date”). On June 30, 2009, the Company announced the acceptance for purchase of all outstanding Notes that were validly tendered and not validly withdrawn as of the Expiration Date. Based on final information provided to the Company by D.F. King & Co., Inc., the information agent and depositary for the Tender Offer, $93,919,000 in aggregate principal amount of Notes, representing approximately 53.67 percent of the aggregate principal amount of the outstanding Notes prior to the completion of the Tender Offer, were validly tendered and accepted for purchase in the Tender Offer, at a purchase price of $400 per $1,000 principal amount of Notes, plus accrued and unpaid interest up to, but not including, the date of purchase. The aggregate consideration (including accrued and unpaid interest) for the accepted Notes of $37,831,747.19, which was deposited with the Depository Trust Company (“DTC”) on June 30, 2009, will be delivered promptly to tendering holders by DTC. The Company borrowed the necessary funds to pay for the accepted Notes by drawing $37,831,747.19 under the term loan provided pursuant to the Amended and Restated Credit Agreement, dated as of June 7, 2009, as amended, by and among the Company, certain of the Company’s subsidiaries and K Financing, LLC, an affiliate of Platinum Equity Capital Partners II, L.P. (the “Amended and Restated Platinum Credit Facility”), and caused such funds to be deposited with DTC. To pay for the expenses incurred in connection with the Tender Offer and the related transactions, the Company borrowed $10,000,000 under the working capital loan facility provided pursuant to the Amended and Restated Platinum Credit Facility.

In addition, as a result of the funding of the Amended and Restated Platinum Credit Facility, the previously announced amendments to the Company’s credit facilities with UniCredit Corporate Banking S.p.A., entered into in connection with the Tender Offer as described in the Offer to Purchase, have become effective.

Furthermore, on June 30, 2009, upon consummation of the Tender Offer and the closing of the term loan under the Amended and Restated Platinum Credit Facility, the Company issued the Closing Warrant and entered into the Investor Rights Agreement with K Financing, LLC, and entered into a Corporate Advisory Services Agreement with Platinum Equity Advisors, in each case substantially in the forms described in the Offer to Purchase and attached as Exhibits (d)(8), (d)(10) and (d)(11), respectively, to this Schedule TO.”

Item 11(b) of the Schedule TO, which incorporates by reference the information contained in the Offer to Purchase, is hereby amended and supplemented as follows:

The third bullet point in the second paragraph under the caption “AVAILABLE INFORMATION AND INCORPORATION OF DOCUMENTS BY REFERENCE” on page 33 of the Offer to Purchase is hereby amended by deleting the bullet point in its entirety and replacing it as follows:

•                  Current Reports on Form 8-K filed with the SEC on April 25, May 12, June 5, June 18, July 7, July 15, July 31, July 31, August 1 (with respect to Item 2.05 only), August 27, September 18, September 24, September 30, October 27, November 4 and December 23, 2008, and January 7, April 9, April 23, May 5, June 8, June 22 and June 30, 2009 and Exhibit 99.1 to our Current Report on Form 8-K furnished to the SEC on May 19, 2009.

Item 12.         Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(10)	Press Release, dated June 30, 2009.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 30, 2009

KEMET CORPORATION

By:	/s/ William M. Lowe, Jr.
Name:	William M. Lowe, Jr.
Title:	Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)*	Offer to Purchase, dated May 5, 2009.
(a)(1)(ii)*	Form of Letter of Transmittal.
(a)(1)(iii)*	IRS Form W-9.
(a)(2)	None.
(a)(3)	None.
(a)(4)	None.
(a)(5)*	Press Release, dated May 5, 2009.
(a)(6)*	Press Release, dated June 3, 2009.
(a)(7)*	Press Release, dated June 8, 2009.
(a)(8)*	Press Release, dated June 22, 2009.
(a)(9)*	Press Release, dated June 29, 2009.
(a)(10)**	Press Release, dated June 30, 2009.
(b)(1)*	Amended and Restated Credit Agreement, dated as of June 7, 2009, by and among the Company, K Financing, LLC and the other parties thereto.
(b)(2)*	Amendment No.1 to Amended and Restated Credit Agreement entered into on June 7, 2009, by and among the Company, K Financing, LLC and the other parties thereto, dated June 21, 2009.
(d)(1)*

Indenture, dated as of November 1, 2006, between the Company and Wilmington Trust Company, as Trustee (incorporated by reference to Exhibit 4.3 filed with the Company’s Registration Statement on Form S-3 (Registration No. 333-140943), filed with the Commission on February 28, 2007).

(d)(2)*

Registration Rights Agreement, dated as of November 1, 2006, by and among the Company and Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc. (incorporated by reference to Exhibit 4.2 filed with the Company’s Registration Statement on Form S-3 (Registration No. 333-140943), filed with the Commission on February 28, 2007).

(d)(3)*	1992 Executive Stock Option Plan, (incorporated by reference to Exhibit 10.12 to the Company’s Registration Statement on Form S-1 Reg. No. 33-48056).
(d)(4)*

Amendment No. 1 to KEMET Corporation 1992 Key Employee Stock Option Plan effective October 23, 2000 (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2000).

(d)(5)*

Form of Grant of Nonqualified Stock Option, dated April 6, 1992, by and between the registrant and each of the executives listed on the schedule attached thereto (incorporated by reference to Exhibit 10.12.1 to the Company’s Registration Statement on Form S-1 Reg. No. 33-48056).

(d)(6)*

1995 Executive Stock Option Plan by and between the registrant and each of the executives listed on the schedule attached hereto (incorporated by reference to Exhibit 10.33 to the Company’s Annual Report on Form 10-K for the year ended March 31, 1996).

(d)(7)*	2004 Long-Term Equity Incentive Plan (incorporated by reference to Exhibit 4.3 to the Company’s Registration Statement on Form S-8 Reg. No. 333-123308).
(d)(8)*	Form of Closing Warrant to K Financing, LLC for Purchase of Stock of the Company.
(d)(9)*	Form of Termination Warrant to K Financing, LLC for Purchase of Stock of the Company.
(d)(10)*	Form of Investor Rights Agreement, by and between the Company and K Financing, LLC.
(d)(11)*	Form of Corporate Advisory Services Agreement, by and between the Company and Platinum Equity Advisors, LLC.
(d)(12)*	Amendment Agreement to the Credit Line Agreement entered into on October 3, 2007 by and between UniCredit Corporate Banking S.p.A. and the Company, dated April 30, 2009.
(d)(13)*	Amendment to the Loan Agreement entered into on April 30, 2009, by and between UniCredit Corporate Banking S.p.A. and the Company, dated May 25, 2009.
(d)(14)*	Amendment to the Loan Agreement entered into on April 30, 2009, by and between

UniCredit Corporate Banking S.p.A. and the Company, dated June 1, 2009.
(d)(15)*	Commitment Letter to the Company by UniCredit Corporate Banking S.p.A., dated April 30, 2009.
(d)(16)*	Amendment to the Loan Agreement by and between UniCredit Corporate Banking S.p.A. and the Company Related to the Kemet Loan Agreement, dated April 30, 2009 (English translation).
(d)(17)*	Amendment to the Amendment Deed entered into on April 30, 2009 by and between UniCredit Corporate Banking S.p.A. and the Company, dated June 1, 2009 (English translation).
(g)	None.
(h)	None.

*                  Previously filed.

**                Filed herewith.